Full Value Partners L.P.
250 Pehle Ave, Suite 708
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097 // pgoldstein@bulldoginvestors.com

May 1, 2015

Frederic M. Schweiger
Secretary
BDCA Venture, Inc.
5251 DTC Parkway, Suite 1100
Greenwood Village, Colorado 80111

Dear Mr. Schweiger:

   Full Value Partners L.P. is a member of the Bulldog Investors group which has filed a Schedule 13D for BDCA Venture, Inc. (the "Fund"). Please refer to that filing for additional information. Full Value Partners owns 100 shares of the Fund in registered name and 185,782 in street name.

   At the Fund's 2015 annual meeting, we intend to propose that the board of directors consider adopting a plan to maximize shareholder value within a reasonable period of time. The purpose of the proposal is self-evident.

   In addition, at the meeting, we intend to nominate the following three persons for election as directors of the Fund:

Gerald Hellerman (born 1937); 5431 NW 21st Avenue, Boca Raton, FL 33496 - Mr. Hellerman owned and served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, from 1993 to 2013. Mr. Hellerman is a director and chairman of the audit committee of Imperial Holdings, a director and chairman of the Audit Committee of MVC Capital, a director, chief compliance officer of the Mexico Equity and Income Fund and Special Opportunities Fund, Inc., and a director for Ironsides Partners Opportunity Offshore Fund. Mr. Hellerman also served as a financial analyst and later as a branch chief with the U.S. Securities & Exchange Commission over a ten-year period, as Special Financial Advisor to the U.S. Senate Subcommittee on Antitrust and Monopoly for four years, and as the Chief Financial Analyst of the Antitrust Division of the U.S. Department of Justice for 17 years.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663 -- Mr. Dakos is a member of Bulldog Investors, LLC, the investment adviser of Special Opportunities Fund, Inc. and the investment partnerships comprising the Bulldog Investors group of private funds. He also is a manager of Kimball & Winthrop, LLC, the managing general partner of Bulldog Investors General Partnership, since 2012. From 2001-2012, Mr. Dakos was a member of the general partners of several private funds in the Bulldog Investors group of private funds and in 2012 became a member of Bulldog Holdings, LLC which became the sole owner of such general partners. Mr. Dakos has been a director of Special Opportunities Fund, Inc., a closed-end fund, since 2009, and the Mexico Equity and Income Fund, Inc., a closed-end fund, since 2001. He has also been a director of Imperial Holdings, Inc., a specialty finance company, since 2012, and Brantley Capital Corporation, a business development company, intermittently from 2005-2013. From 2009-2012 he served as Chief Compliance Officer of Bulldog Investors, LLC.

Richard Cohen (born 1954); Lowey Dannenberg Cohen & Hart, P.C., One North Broadway, 5th Floor, White Plains, New York 10601-2310 - Since 1998, Mr. Cohen has been employed as a lawyer by Lowey Dannenberg Cohen & Hart, P.C., a law firm that represents investors and directors in public companies, including closed-end funds. He has been a Director of Lowey Dannenberg since 2005, served as its President from 2008-2014 and became the Chairman in 2015.
He served as a Director, and was on the audit, compensation and nominating committee of, MGT Capital Corporation from 2011-2012. Mr. Cohen has represented institutional investors in a number of stockholder voting rights and corporate governance cases, and has advised boards of directors of public companies for more than 30 years.

   None of our nominees is an interested person of the Fund and none owns any shares of the Fund. There are no arrangements or understandings between any nominee and Full Value Partners in connection with the nominations nor are there any conflicts of interest that would prevent any nominee from acting in the best interest of the Fund.

Please notify us as soon as possible if you would like any further information. Thank you.

Very truly yours,

/S/ Phillip Goldstein

Phillip Goldstein
Principal of the General Partner